January 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: James Lopez, Esq.

Re:	Cancer Genetics, Inc.
Amended	Registration Statement on Form S-1
Filed	January 8, 2013
File	No. 333-178836

Dear Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated January 18, 2013 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 12 to that Registration Statement (“Amendment No. 12”) at which point the Company anticipates launching its road show. Enclosed are three courtesy copies of Amendment No. 12, which are marked to show changes from the Registration Statement as filed with the Commission on January 8, 2013.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

General

1.	We note your response to comment 2 of our letter dated December 21, 2012. Please advise us whether you will file the final, executed articles of incorporation with the state of Delaware prior to effectiveness.

Response:

We will file the final, executed articles of incorporation with the State of Delaware immediately prior to effectiveness.

Undertakings, page II-9

2.	Please revise to provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Response:

We have amended the Registration Statement to provide the above undertaking.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc: Yvan-Claude Pierre, Reed Smith LLP